Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97

Name of entity

Argosy Minerals Inc

ACN or ARBN

Quarter ended ("current quarter")

ARBN 073 391 189	30 September 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $Canadian	Year to date (9 months) $Canadian

1.1	Receipts from product sales and related debtors	-	-

1.2	Payments for (a) exploration and evaluation	(108,572)	(181,730)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(333,455)	(932,665)

1.3	Dividends received	-	-

1.4	Interest and other items of a similar nature received	29,662	86,756

1.5	Interest and other costs of finance paid	-	-

1.6	Income taxes paid (capital taxes paid)	-	-

1.7	Other (provide details if material)	-	-

	Net Operating Cash Flows	(412,365)	(1,027,639)

Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-

1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments-marketable securities	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-

1.11	Loans repaid by other entities	-	-

1.12	Other (provide details if material)	-	-

	Net investing cash flows

1.13	Total operating and investing cash flows (carried forward)	(412,365)	(1,027,639)

	Cash flows related to financing activities	-	-

1.14	Proceeds from issues of shares, options, etc.	-	-

1.15	Proceeds from sale of forfeited shares	-	-

1.16	Proceeds from borrowings	-	-

1.17	Repayment of borrowings	-	-

-	Dividends paid	-	-

1.19	Other (provide details if material)	-	-

	Net financing cash flows	-	-

	Net increase (decrease) in cash held	(412,365)	(1,027,639)

1.20	Cash at beginning of quarter/year to date	3,010,292	3,626,115

1.21	Exchange rate adjustments to item 1.20	88	(461)

1.22	Cash at end of quarter (see note 1)	2,598,015	2,598,015

Note 1: C$2,598,015 converted at the exchange rate applicable at September 30, 2006 of 0.832 equals approximately Australian Dollars $3,123,000.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $C

1.23	Aggregate amount of payments to the parties included in item 1.2	159,269

1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25	Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors’ fees, for management and consulting fees and for the provision of staff and office facilities in Canada and staff and office facilities in Australia.  The provision of office facilities and staff in Canada and Australia is charged at cost.  In addition the Company re-imburses expenses incurred on Company business.

Appendix 5B

Mining exploration entity quarterly report

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000

3.1	Loan facilities	N/A	N/A

3.2	Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	100,000

4.2	Development	-

	Total	100,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C

5.1	Cash on hand and at bank	247,667	411,572

5.2	Deposits at call	2,350,348	2,598,720

5.3	Bank overdraft	NIL	NIL

5.4	Other (provide details)	NIL	NIL
	Total: cash at end of quarter (item 1.22)	2,598,015	3,010,292

Note 1: C$2,598,015 converted at the exchange rate applicable at September 30, 2006 of 0.832 equals approximately Australian Dollars $3,123,000.

Appendix 5B

Mining exploration entity quarterly report

Changes in interests in mining tenements

		Tenement reference	Nature of interest	Interest at beginning of quarter	Interest at end of quarter

6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-

6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	Preference +securities (description)	N/A	―	―	―

7.2	Issued during quarter	N/A	―	―	―

7.3	+Ordinary securities	95,969,105	95,969,105	N/A	N/A

7.4	Issued during quarter	NIL	―	―	N/A

7.5	+Convertible debt securities (description and conversion factor)	N/A	―	―	―

7.6	Issued during quarter	N/A	―	N/A	―

				Exercise Price	Expiry Date
7.7	Options (description and conversion factor)			See Appendix I
7.8	Issued during Quarter	Nil Nil Nil	Nil Nil Nil	See Appendix I

7.9	Exercised during quarter

7.10	Expired/cancelled during quarter

7.11	Debentures (totals only)	Nil	Nil	Nil	Nil

7.12	Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration expenses, if any, are treated as investing activities under Canadian GAAP, have been deducted in determining net operating cash flows.

2

This statement does give a true and fair view of the matters disclosed.

Sign here:

      Date:  October 30, 2006______________

(Director/Company secretary)

Print name:

Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3

The definitions in, and provisions of, AASB 1022:  Accounting for Extractive Industries and AASB 1026:  Statement of Cash Flows apply to this report.

4

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Argosy Minerals Inc

Additional Information

APPENDIX I

Item  7.7 – Options

Granted/Exercised	Expiry Date	Exercise Price ($)	Number of Options	Balance Outstanding at September 30, 2006
Granted June 20, 2002	May 24, 2006	A0.35	4,175,000
Cancelled			(2,050,000)
Expired May 24, 2006			(2,125,000)	-
Granted May 26, 2006	May 25, 2011	A0.10	5,750,000	5,750,000
Granted June 26, 2006	June 25, 2011	A0.10	1,350,000	1,350,000
Balance outstanding September 30, 2006				7,100,000

ARGOSY

MINERALS INC

ARBN 073 391 189

October 30, 2006

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending September 30, 2006 - Summary of Activities and Expenditures

Aeroquest Limited completed a helicopter-borne AeroTEM II geophysical survey over the Sawmill Bay Prospect area as well as the Fish Creek, Brazil Lake and Little Panache claim areas.  This survey, a combined electromagnetic (“EM”) and magnetic survey covering approximately 323 line kilometers, was completed in late July.  Preliminary results indicate the presence of 22 EM conductors (anomalies).  A cluster of strong conductors are sourced within the Nipissing Gabbro at Sawmill Bay.

Argosy reviewed a number of base metal opportunities located in southern Africa, a gold project in Canada and a copper-gold opportunity in South America. Only the southern African opportunities involved site inspections.

Summary of Expenditures

Geophysical Survey	$ 48,572
Project Option Fees	60,000
$ 108,572

LAC PANACHE – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

Argosy received preliminary data from an airborne geophysical survey flown in late July across portions of the Lac Panache and Fish Creek project areas. The combined electromagnetic (“EM”) and magnetic helicopter-borne survey (AeroTEM II) of approximately 323 line km was flown by Aeroquest Limited. The AeroTEM II system utilises a “bird” towed at 30m above ground level by a helicopter with the EM transmitter being a horizontal, circular, multiple turn loop about 5m in diameter. Areas flown by the AeroTEM II survey include the Sawmill Bay prospect area on the eastern side of the main Panache block of claims, the Little Panache claims, the Brazil Lake claim area and the Fish Creek area (Figure below). The primary application of the AeroTEM II system is the detection of near-surface massive sulphides.

Argosy has contracted Southern Geoscience Consultants (“SGC”) of Perth, Western Australia, to act as its geophysics consultant for the processing and interpretation of survey results. Analysis by SGC of the preliminary AeroTEM II data has resulted in the identification of 15 EM conductors (anomalies) at Sawmill Bay, 1 conductor (anomaly) at Little Panache with a further 6 at Brazil Lake – Fish Creek.

Of particular interest are a cluster of 6 EM conductors spread out along a 1.5 km area between Sawmill Bay Prospect and the southwest corner of the AeroTEM II survey area. All but one of the conductors are sourced within the Nipissing Gabbro. Two of the anomalies have strike lengths in excess of 200m with one of these still being open to the west. The remaining conductors are more discrete. All of the conductors have strong on time as well as off time responses indicating relatively high conductivity. The position and overall strength of these conductors are consistent with a massive sulphide source.

Quantitative modeling of the EM data will be carried out by SGC once the final data have been received. The scope for the follow-up exploration program will be determined at that time.

FISH CREEK – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

The AeroTEM II survey, completed in late July, flew the entire Fish Creek area.  Preliminary results indicate the presence of a single conductor within the area flown.  Modeling of this anomaly will be carried by SGC once the final data, expected within a month, have been received.

INVESTIGATION OF NEW OPPORTUNITIES

During the Quarter Argosy continued to evaluate other business opportunities.  Those investigated this Quarter were several base metal opportunities in southern Africa, a gold project in Canada and a copper-gold opportunity in South America. Only the southern African opportunities involved site inspections.

The information in this report that relates to Exploration Results is based on information compiled by George Katchan, who is a Member of the Australasian Institute of Mining and Metallurgy.  George Katchan has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. George Katchan consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.